Royal Bank of Canada

200 Bay Street

Toronto, Ontario

Canada M5J 2J5

September 5, 2018

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Pamela Long, Assistant Director and Eric Envall, Staff Attorney

Re:	Royal Bank of Canada – Registration Statement on Form F-3 (File No. 333-227001)

Ladies and Gentlemen:

Royal Bank of Canada (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by Pre-Effective Amendment No. 1 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 1:30 p.m. on September 7, 2018 or as soon as practicable thereafter.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Donald R. Crawshaw via telephone at (212) 558-4016 or via e-mail at crawshawd@sullcrom.com, or Mario Schollmeyer via telephone at (212) 558-3287 or via e-mail at schollmeyerm@sullcrom.com.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Paul Guthrie
Paul Guthrie
Assistant General Counsel

cc:	Donald R. Crawshaw

Mario Schollmeyer

(Sullivan & Cromwell LLP)